PRIMERO MINING CORP.

and

BRIGUS GOLD CORP.

and

FORTUNE BAY CORP.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

SUPPLEMENTAL WARRANT INDENTURE
As of March 5, 2014

              THIS SUPPLEMENTAL WARRANT INDENTURE dated as of March 5, 2014

AMONG:

PRIMERO MINING CORP., a corporation existing under the laws of British Columbia
(hereinafter called the “Company”)

AND

BRIGUS GOLD CORP., a corporation existing under the laws of Canada
(hereinafter called “Brigus”)

AND

FORTUNE BAY CORP., a corporation existing under the laws of Canada
(hereinafter called “Fortune Bay”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada
(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

1.

Brigus and the Warrant Agent executed a common share purchase warrant indenture, dated as of October 19, 2010 (the “Warrant Indenture”), a copy of which is attached as Schedule “A” hereto, governing the terms of certain common share purchase warrants (the “Warrants”);

2.

Pursuant to Section 5.01(d) of the Warrant Indenture, upon completion of a certain arrangement of Brigus under the provisions of the Canada Business Corporations Act (the ”Arrangement”), entered into pursuant to an arrangement agreement among the Company, Brigus and Fortune Bay, as of March 5, 2014 (the ”Effective Date”), each holder of a Warrant outstanding immediately prior to the Effective Date became entitled to receive, upon the exercise of such holder’s Warrant, in lieu of each common share of Brigus to which such holder was theretofore entitled upon such exercise, (a) 0.175 of a common share of the Company (each whole share, a “Company Share”), and (b) 0.1 of a common share in the capital of Fortune Bay (each whole share, a “Fortune Bay Share”), for a total exercise price of $2.19 per Warrant.

3.	Section 10.02 of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture in connection with any successors to Brigus.

4.	The foregoing recitals are made as representations of the Company, Brigus, and Fortune Bay, and not by the Warrant Agent.

5.

The Warrant Agent has agreed to enter into this Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Indenture from time to time.

              NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSESthat for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

(a)

This Supplemental Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture;

(b)

On and after the date hereof, each reference to the Warrant Indenture, as amended by this Supplemental Indenture, ”this Warrant Indenture”, ”this indenture”, ”herein”, ”hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this Supplemental Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged;

(c)

The Company hereby covenants, acknowledges and agrees that, as and from the date hereof, it shall become liable for, and shall perform the obligations of Brigus under the Warrant Indenture and, in particular but without limitation, in accordance with Section 5.01(d) of the Warrant Indenture, any Warrantholder who exercises that holder’s right to receive common shares of Brigus pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of each common share of Brigus to which such holder was theretofore entitled upon such exercise, (a) 0.175 of a Company Share; and (b) 0.1 of a Fortune Bay Share, for a total exercise price of $2.19 per Warrant, subject to further adjustment in accordance with the terms of the Warrant Indenture;

(d)

In furtherance of the Company’s covenant in Section (c) above and the Company’s obligations pursuant to Section 5.01(d) of the Warrant Indenture, Fortune Bay hereby covenants, acknowledges and agrees that, as and from the date hereof, forthwith upon written notice from the Warrant Agent of the exercise of a Warrant(s) in accordance with the terms of the Warrant Indenture, Fortune Bay shall issue the necessary number of Fortune Bay

Shares necessary to settle such exercise, and shall deliver to the Warrant Agent (or as the Warrant Agent may otherwise direct Fortune Bay in writing) such Fortune Bay Shares;

(e)

Following exercise of a Warrant(s) in accordance with the terms of the Warrant Indenture, the Warrant Agent shall promptly pay to the Company and Fortune Bay, on receipt, a portion of the Warrant exercise price received from each exercising Warrantholder such that the Warrant exercise price is divided between the Company and Fortune Bay as follows:

	(i)	the Company shall receive a portion of the exercise price equal to $1.92; and

	(ii)	Fortune Bay shall receive a portion of the exercise price equal to $0.27.

(f)

This Supplemental Indenture shall be governed by and be construed in accordance with the laws of the Province of Ontario and shall be binding upon the parties hereto and their respective successors and assigns; and

(g)

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplement Indenture.

[Remainder of page left intentionally blank. Signature page follows.]

              IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture.

PRIMERO MINING CORP.

By:	(Signed) “H. Maura Lendon”
Authorized Signing Officer

BRIGUS GOLD CORP.

By:	(Signed) “H. Maura Lendon”
Authorized Signing Officer

FORTUNE BAY CORP.

By:	(Signed) “Jon Legatto”
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(Signed) “Elizabeth Dockendorff”
Authorized Signing Officer

By:	(Signed) “Collen Nielsen”
Authorized Signing Officer

SCHEDULE “A”
INDENTURE

See attached.

BRIGUS GOLD CORP.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

WARRANT INDENTURE

Dated as of October 19, 2010

2.

SECTION 13.01	NOTICE TO THE CORPORATION AND THE WARRANT AGENT:	43
SECTION 13.02	TIME OF THE ESSENCE:	43
SECTION 13.03	COUNTERPARTS:	44
SECTION 13.04	SATISFACTION AND DISCHARGE OF INDENTURE:	44
SECTION 13.05	PROVISIONS OF INDENTURE AND WARRANT CERTIFICATE FOR THE SOLE BENEFIT OF PARTIES AND WARRANTHOLDERS:	44
SECTION 13.06	STOCK EXCHANGE CONSENTS:	44
SECTION 13.07	INDENTURE TO PREVAIL:	44
SECTION 13.08	ASSIGNMENT:	44
SECTION 13.09	FORCE MAJEURE	44

SCHEDULE A	FORM OF WARRANT CERTIFICATE

                          THIS WARRANT INDENTURE dated as of the 19th day of October, 2010.

B E T W E E N:

BRIGUS GOLD CORP., a corporation existing under the Business Corporations Act (Yukon)

(hereinafter called the "Corporation")

OF THE FIRST PART

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada

(hereinafter called the "Warrant Agent"),

OF THE SECOND PART

             The following recitals are made as representations and statements of fact by the Corporation and not the Warrant Agent:

             WHEREAS the Corporation is authorized to issue an unlimited number of Common Shares (as hereinafter defined);

             AND WHEREAS the Corporation proposes to issue 34,500,000 units of the Corporation (the "Units"), with each Unit being comprised of one Common Share and one-quarter of one Warrant (as hereinafter defined), and with each one whole Warrant entitling the holder thereof to subscribe for and purchase, subject to adjustment, one Common Share at the price and upon the other terms and conditions hereinafter set forth;

             AND WHEREAS the Corporation proposes to issue up to 2,272,941 compensation options of the Corporation (the "Compensation Options"), with each Compensation Option exercisable into one Common Share and one-quarter of one Warrant (as hereinafter defined);

             AND WHEREAS the Corporation is authorized under the laws applicable to it to create and issue the Warrants as hereinafter provided;

             AND WHEREAS the Warrants will be represented by Warrant Certificates (as hereinafter defined) issued and countersigned in accordance with the provisions hereof;

             AND WHEREAS all things necessary have been or will be done and performed by the Corporation to make each of the Warrants and the Warrant Certificates, when countersigned by the Warrant Agent and issued in accordance with the provisions of this Indenture (as hereinafter defined), legal, valid and binding obligations of the Corporation with the benefits and subject to the provisions of this Indenture;

2.

                    NOW THEREFORE THIS INDENTURE WITNESSETH that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions:

In this Indenture and in the Warrant Certificates, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined in this Section 1.01 shall, for the purpose of this Indenture and all supplemental indentures hereto and for the purpose of the Warrant Certificates, have the respective meanings specified in this Section 1.01:

(a)

"Applicable Legislation" means the provisions, if any, of the Business Corporations Act (Ontario) and any statute of Canada or a province thereof, and of the regulations under any such statutes, relating to warrant indentures or to the rights, duties and obligations of warrant agents and of corporations under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

(b)	"Beneficial Owner" means a person that has a beneficial interest in a Warrant that is represented by a Global Certificate;

(c)

"Business Day" means a day which is not a Saturday or Sunday or a civic or statutory holiday in any of the cities where Warrant Certificates may be surrendered to the Warrant Agent pursuant to the provisions hereof;

(d)	"Capital reorganization" means any of the events described in paragraphs Section 5.01(d)(i), Section 5.01(d)(ii) or Section 5.01(d)(iii) hereof;

(e)	"CDS Participant" means a person recognized by the Depository as a participant in the book entry and/or book based securities registration and transfer system administered by the Depository;

(f)

"Certified Resolution" means a copy of a resolution certified by the Chief Executive Officer or the Secretary of the Corporation, which may but need not be under the corporate seal of the Corporation, to have been passed by the Directors and to be in full force and effect on the date of such certification;

(g)	"Common Share Reorganization" means any of the events described in paragraphs 5.01(a)(i), (ii), (iii) or (iv) hereof;

(h)

"Common Shares" means the common shares which the Corporation is authorized to issue as such common shares are constituted at the close of business on the Effective Date; provided that in the event of any adjustment pursuant to the provisions of article five hereof, "Common Shares" shall thereafter mean the shares or other securities or property resulting from such adjustment;

(i)	"Corporation" means Brigus Gold Corp. and includes any successor corporation thereto;

3.

(j)	"Corporation's Auditors" means the firm of chartered accountants appointed as the auditors of the Corporation at the particular time;

(k)	"Counsel" means a barrister and solicitor or a firm of barristers and solicitors, who may be counsel for the Corporation, acceptable to the Warrant Agent;

(l)

"Current Market Price" of the Common Shares at any date means the price per share equal to the volume weighted average trading price at which the Common Shares have traded on the Toronto Stock Exchange or, if the Common Shares are not then listed on the Toronto Stock Exchange, on such other Canadian stock exchange as may be selected by the Directors for such purpose or, if the Common Shares are not then listed on any Canadian stock exchange, in the over-the-counter market, during the period of any 20 consecutive trading days ending not more than five Business Days before such date; provided that the weighted average trading price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Common Shares so sold; and provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the-counter market, then the Current Market Price shall be determined by a firm of independent chartered accountants selected by the Directors;

(m)

"Depository" means CDS Clearing and Depository Services Inc ("CDS"), or its successor, or any other depository offering a book entry and/or book based securities registration and transfer system similar to that administered by CDS which the Corporation, with the consent of the Warrant Agent, acting reasonably, may designate;

(n)

"Director" means a director of the Corporation for the time being, and, unless otherwise specified herein, reference to "action by the Directors" means action by the directors of the Corporation as a board or, whenever empowered, action by any committee of the directors of the Corporation;

(o)

"Dividends Paid In The Ordinary Course" means dividends paid in any financial year of the Corporation, whether in (i) cash, (ii) shares of the Corporation, (iii) warrants or similar rights to purchase any shares of the Corporation or property or other assets of the Corporation at a purchase or exercise price of at least 110% of the fair market value of the shares or property or other assets purchasable as of the date of distribution of such warrants or similar rights, or (iv) property or other assets of the Corporation, as the case may be, as determined by action by the Directors except that, in the case of warrants or similar rights to purchase Common Shares or securities convertible into or exchangeable for Common Shares such fair market value of the warrants or similar rights shall be equal to the number of Common Shares which may be purchased thereby (or the number of Common Shares issuable upon conversion or exchange) as of the date of distribution of such warrants or similar rights, multiplied by the Current Market Price of the Common Shares on the date of such distribution, provided that the value of such dividends does not in such financial year in the aggregate exceed the greater of

(i) 200% of the aggregate amount of dividends paid by the Corporation on the Common Shares in the 12-month period ending immediately prior to the first day of such financial year, and

4.

(ii)

100% of the consolidated net earnings from continuing operations of the Corporation, before any extraordinary items, for the 12-month period ending immediately prior to the first day of such financial year (such consolidated net earnings from continuing operations to be computed in accordance with generally accepted accounting principles in Canada);

(p)	"Effective Date" means the date of issue of the Warrants;

(q)	"Exercise Date" with respect to any Warrant means the date on which such Warrant is surrendered for exercise in accordance with the provisions of article four hereof;

(r)

"Exercise Price" means $2.19 per Common Share, unless such amount shall have been adjusted pursuant to the provisions of article five hereof in which case such term shall mean the adjusted price in effect at the applicable time;

(s)	"Expiry Date" means November 19, 2014;

(t)

"Extraordinary Resolution" means, subject as hereinafter provided in Sections 9.12, 9.15 and 9.16 hereof, a motion proposed at a meeting of Warrantholders called for that purpose and held in accordance with the provisions of article nine hereof at which there are present in person or represented by proxy Warrantholders holding in the aggregate at least 25% of the total number of Warrants then outstanding as of the date of the meeting and passed by the affirmative votes of Warrantholders who hold in the aggregate not less than 66 2/3% of the aggregate number of Warrants represented at the meeting and voted on such motion;

(u)	"Final Prospectus" means the final short form prospectus of the Corporation which qualifies the distribution of the Warrants and other securities of the Corporation in the Qualifying Jurisdictions;

(v)	"Global Certificate" means a global Warrant Certificate representing the Warrants that is registered in accordance with section 2.01(c);

(w)	"Original Purchaser" means the Person who purchased the Warrant from the Corporation;

(x)	"Original U.S. Purchaser" means a U.S. Person or a Person in the United States who purchased Warrants forming part of the Units from the Corporation;

(y)	"Person" means an individual, corporation, partnership, trust or any unincorporated organization;

(z)

"Qualifying Jurisdictions" means those provinces of Canada where purchasers of Units of the Corporation are located and any other jurisdiction in Canada in which the Corporation is required to file the Final Prospectus pursuant to an underwriting agreement between the Corporation and the underwriters, or otherwise;

(aa)	"Regulation S" means Regulation S under the U.S. Securities Act;

(bb)	"Rights Offering" means any of the events described in subsection 5.01(b) hereof;

5.

(cc)	"Rights Period" means any period determined for the purposes of subsection 5.01(b) hereof;

(dd)	"Shareholder" means a holder of record of one or more Common Shares;

(ee)	"Special Distribution" means any of the events described in subsection 5.01(c) hereof;

(ff)

"Subsidiary" means a corporation, of which voting securities carrying a majority of the votes attached to all outstanding voting securities, directly or indirectly, are owned by the Corporation, by the Corporation and one or more subsidiaries thereof, or by one or more of the subsidiaries of the Corporation, and, as used in this definition, "voting securities" means securities, other than debt securities, carrying the right to elect directors either under all circumstances or under some circumstances that have occurred and are continuing;

(gg)	"Time of Expiry" means 4:00 p.m., Toronto time, on the Expiry Date;

(hh)

"trading day" with respect to a stock exchange means a day on which such stock exchange is open for business and with respect to the over-the-counter market means a day on which shares may be traded through the facilities of such over-the-counter market;

(ii)	"TSX" means the Toronto Stock Exchange;

(jj)	"United States" means the "United States" as that term is defined in Regulation S;

(kk)	"U.S. Person" means a "U.S. person" as that term is defined in Regulation S;

(ll)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(mm)	"Warrant Agent" means Computershare Trust Company of Canada, or the successor thereof for the time being of the duties and obligations hereby created;

(nn)

"Warrant Certificates" means the certificates substantially in the form set forth in Schedule A attached hereto, representing the Warrants issued and countersigned hereunder and for the time being outstanding;

(oo)	"Warrantholders" or "holders" without reference to Common Shares means the Persons for the time being who are registered holders of Warrants;

(pp)

"Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders holding not less than 25% of the Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

(qq)

"Warrants" means the warrants issued hereunder, each one of which will entitle the holder thereof to purchase one Common Share for an exercise price of $2.19 at any time up to the Time of Expiry, subject to adjustment in accordance with article five hereof; and

(rr)	"Written Direction of the Corporation", "Written Request of the Corporation", "Written Consent of the Corporation" and "Certificate of the Corporation" mean, respectively, a

6.

written order, request, consent or certificate signed in the name of the Corporation by its Chief Executive Officer, President, a Vice-President or a Director and, in addition, by its Secretary or a Director, and may consist of one or more instruments so executed.

Section 1.02   Number and Gender:

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine include the feminine and neuter genders.

Section 1.03   Interpretation not Affected by Headings:

The division of this Indenture into articles, Sections, subsections, paragraphs and subparagraphs, the provision of the table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

Section 1.04   Day Not a Business Day:

If the day on or before which any action that would otherwise be required to be taken hereunder is not a Business Day in the place where the action is required to be taken, that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

Section 1.05   Currency:

All references to currency herein and in the Warrant Certificates are to lawful money of Canada unless otherwise specified herein.

Section 1.06   Applicable Law:

This Indenture, the Warrants and the Warrant Certificates shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 1.07   References to this Indenture:

The words and phrases "this Warrant Indenture", "this Indenture", "herein", "hereby", "hereof" and similar expressions mean or refer to this indenture and any indenture, deed or instrument supplemental hereto and the words "article", "Section", "subsection", "paragraph" and "subparagraph" followed by a number mean and refer to the specified article, Section, subsection, paragraph or subparagraphs of this Indenture

Section 1.08   Schedule:

The following schedule is attached to, forms part of and shall be deemed to be incorporated into this Indenture.

Schedule	Title
A	Form of Warrant Certificate

7.

ARTICLE TWO
ISSUE AND FORM OF WARRANTS

Section 2.01 Issue and Form of Warrants:

(a)

Authorization of Warrants: The Warrants authorized to be issued hereunder are limited in respect of the aggregate number of Common Shares which can be subscribed for and purchased pursuant thereto, and Warrants may be issued only upon and subject to the terms and conditions hereinafter set forth. The Corporation is hereby authorized to issue up to 9,193,235 Warrants entitling the holders thereof to subscribe for and purchase up to an aggregate of 9,193,235 Common Shares together with such additional indeterminate number of Common Shares as may be required to be issued pursuant to any adjustment required to be made by the provisions of article five hereof, and such Warrants are hereby authorized to be issued.

(b)

Warrants: The Warrant Certificates shall be substantially in the form of the certificate attached hereto as Schedule A, shall be dated as of the date of issue thereof (including all replacements issued in accordance with this Indenture) and may bear a facsimile of the seal of the Corporation and such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe. Irrespective of any adjustments required to be made by the provisions of article five hereof, all replacement Warrant Certificates shall continue to express the number of Warrants represented thereby and the Exercise Price as if such Warrant Certificates were issued as of the initial date of issue thereof pursuant hereto.

8.

(c)	Issue of Global Certificates:

(i)

The Corporation may, at its sole option, specify, in a Written Direction of the Corporation delivered to the Warrant Agent, that some or all of the Warrants are to be represented by one or more Global Certificates registered in the name of the Depository, and in such event the Corporation shall execute and the Warrant Agent shall countersign and deliver one or more Global Certificates that shall represent the aggregate number of outstanding Warrants to be represented by such Global Certificate(s).

(ii)

Transfers of beneficial ownership in any Warrant represented by a Global Certificate will be effected only (i) with respect to the interest of a CDS Participant, through records maintained by the Depository for such Global Certificate, and (ii) with respect to the interest of any person other than a CDS Participant, through records maintained by CDS Participants. Beneficial Owners who are not CDS Participants but who desire to sell or otherwise transfer ownership of or any other interest in Warrants represented by such Global Certificate may do so only through a CDS Participant.

(iii)

The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the CDS Participants and between such CDS Participants and Beneficial Owners and must be exercised through a CDS Participant in accordance with the rules and procedures of the Depository.

(iv)

Subject to paragraphs 2.01(c)(v), (vi) and (vii), neither the Corporation nor the Warrant Agent shall be under any obligation to deliver to any CDS Participant or Beneficial Owner, nor shall any CDS Participant or Beneficial Owner have any right to require the delivery of, a certificate or other instrument evidencing any interest in Warrants except where physical certificates evidencing ownership in the Warrants are required to deal with Warrant exercises or restricted and/or legended securities.

	(v)	If any Warrant is represented by a Global Certificate and any of the following events occurs:

A.

the Depository of the Corporation has notified the Warrant Agent that (A) the Depository is unwilling or unable to continue as Depository or (B) the Depository ceases to be a clearing agency in good standing under applicable laws and, in either case, the Corporation is unable to locate a qualified successor Depository within 90 days of delivery of such notice;

B.

the Corporation has determined, in is sole discretion, to terminate the book entry and/or book based system, as applicable, in respect of such Global Certificate and has communicated such determination to the Warrant Agent in writing;

		C.	the Corporation or the Depository is required by applicable law to take the action contemplated in this paragraph 2.01(c)(v); or

9.

D.	the book entry and/or book based system, as applicable, administered by the Depository ceases to exist;

then one or more definitive fully registered Warrant Certificates shall be executed by the Corporation and countersigned and delivered by the Warrant Agent to the Depository in exchange for the Global Certificate(s) held by the Depository.

(vi)

Fully registered Warrant Certificates issued and exchanged pursuant to paragraph 2.01(c)(v) shall be registered in such names and in such denominations as the Depository shall instruct the Warrant Agent, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of Warrants represented by the Global Certificate(s) so exchanged. Upon exchange of a Global Certificate for one or more Warrant Certificates in definitive form, such Global Certificate shall be cancelled by the Warrant Agent.

(vii)

Warrants issued in the United States will be issued pursuant to a separate Global Certificate representing Warrants issued to, or for the account or benefit of, a U.S. Person or a person in the United States who is an Accredited Investor, to be registered and delivered in accordance with the provisions of this subsection 2.01(d).

(viii)

Notwithstanding anything herein or in the terms of the Warrant Certificates to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for (i) the records maintained by the Depository or the CDS Participant relating to any ownership interests or any other interest in the Warrants or the book based accounts maintained by them, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by the Global Certificate (other than the applicable Depository), (ii) maintaining, supervising or reviewing any records relating to any such interest, or (iii) any advice or representation made or given by the Depository or CDS Participant with respect to the rules and regulations of the Depository or any action to be taken by the Depository or its participants.

The provisions of section 2.08 with respect to the transfer of Warrants are subject to the provisions of subsection 2.01(c).

(d)	Legend on Warrant Certificates:

U.S. Persons or Persons in the United States: The Warrants have not been registered under the U.S. Securities Act or applicable state securities laws. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, Warrant Certificates representing Warrants issued to U.S. Persons, to Persons in the United States or to Persons for the account or benefit of a U.S. Person or a Person in the United States, as well as all certificates issued in exchange for or in substitution of such certificates representing Warrants shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE

10.

UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER OR ANOTHER AVAILABLE EXEMPTION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

Section 2.02 Terms and Delivery of Warrants:

(a)

Terms: Each one Warrant issued hereunder shall entitle the holder thereof to subscribe for and purchase one Common Share at the Exercise Price at any time until the Time of Expiry, subject to any adjustments required to be made pursuant to article five hereof.

(b)

Delivery of Warrant Certificates: Warrant Certificates in definitive form representing the Warrants authorized to be issued in subsection 2.01(a) hereof shall be created and executed by the Corporation, shall be countersigned by the Warrant Agent; provided that, in lieu thereof, one or more Global Certificate shall be issued as contemplated by subsection 2.01(c) hereof while the book based system is in effect.

(c)

Adjustment: The Exercise Price and the number of Common Shares which can be subscribed for and purchased pursuant to the Warrants shall be adjusted in the events and in the manner specified in article five hereof.

(d)

No Fractional Warrants: No Warrant Certificate representing a fractional Warrant shall be issued or otherwise provided for, and a holder of a Warrant Certificate shall not be entitled to subscribe for or purchase a fractional Common Share or be entitled to any cash or other consideration such holder might otherwise be entitled to based upon the holding of such Warrant Certificate. If the number of Warrants to which a Warrantholder would otherwise be entitled is not a whole number, then the number of Warrants to be issued to such Warrantholder shall be rounded down to the next whole number and the Warrantholder shall not be entitled to any compensation in respect of such fractional Warrant.

(e)

Splits, Combinations: Subject to Section 2.07 hereof, the number of Warrants represented by any Warrant Certificate or any Warrant Certificates may be split, combined or exchanged for a Warrant Certificate or Warrant Certificates representing the same number of Warrants in the aggregate.

(f)	Issue of Common Shares: Subject to Section 4.04 hereof, the Corporation shall issue Common Shares upon the exercise of Warrants in accordance with the provisions hereof.

11.

Section 2.03   Warrantholder not a Shareholder:

Nothing in this Indenture nor in the holding of a Warrant represented by a Warrant Certificate, or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation or the right to receive dividends or other distributions.

Section 2.04   Signing of Warrant Certificate:

Warrant Certificates shall be signed by (a) the Chairman, the President, the Chief Executive Officer or any Vice-President of the Corporation and by (b) the Secretary, the Chief Financial Officer or the Controller of the Corporation and may, but need not be, under the seal of the Corporation or a reproduction thereof (which shall be deemed to be the seal of the Corporation). The signatures of such officers may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Warrant Certificate as one of such officers may no longer hold office at the date of such Warrant Certificate or at the date of the countersigning or delivery thereof, any Warrant Certificate signed as aforesaid and countersigned by the Warrant Agent shall be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Indenture.

Section 2.05   Countersignature by the Warrant Agent:

(a)

Countersignature: No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefits hereof until it has been countersigned by the Warrant Agent by means of a manual signature of one or more of its authorized officers, substantially in the form of the countersignature contained on the Warrant Certificate or in some other form approved by the Corporation and the Warrant Agent and such countersignature by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so countersigned has been issued hereunder and that the holder thereof is entitled to the benefits hereof.

(b)

No Representation: The countersignature by the Warrant Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrant Certificate (except the due countersignature thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor, except as otherwise specified herein.

12.

Section 2.06 Issue in Substitution for Lost Warrant Certificate:

(a)

Substitution: In case any Warrant Certificate issued and countersigned hereunder shall become mutilated, lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue and thereupon the Warrant Agent shall countersign and deliver a new certificate for the same class of Warrants and of like date and tenor, and bearing the same legend, if any, as the one mutilated, lost, destroyed or stolen (i) in exchange for and in place of and upon cancellation of such mutilated certificate, or (ii) in lieu of and in substitution for such lost, destroyed or stolen certificate and the substituted certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefit hereof and shall rank equally in accordance with its terms with all Warrants of the same class either issued or to be issued hereunder.

(b)

Issue of New Warrant Certificates: The applicant for the issue of a new Warrant Certificate pursuant to subsection 2.06(a) hereof shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft, as the case may be, of the certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent in their discretion, acting reasonably, and such applicant may also be required to furnish an indemnity and a surety bond in amount and form satisfactory to the Corporation and the Warrant Agent in their discretion, acting reasonably, to save each of them harmless, and shall pay the reasonable expenses, charges and any taxes applicable thereto of the Corporation and the Warrant Agent in connection therewith.

Section 2.07 Exchange of Warrant Certificates:

(a)

Exchange: Warrant Certificates issued and countersigned hereunder representing any specified number of Warrants to subscribe for and purchase Common Shares may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates representing in the aggregate the same number of Warrants and entitling the holder thereof to subscribe for and purchase an equal aggregate number of Common Shares at the same Exercise Price and on the same terms as the Warrant Certificates so exchanged.

(b)

Places of Exchange: Warrant Certificates may be exchanged at the principal office of the Warrant Agent in the City of Toronto, Ontario, or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate tendered for exchange shall be surrendered to the Warrant Agent and cancelled by the Warrant Agent. The Corporation shall sign and the Warrant Agent shall countersign all Warrant Certificates necessary to carry out such exchanges.

(c)

Charges for Exchange: For each Warrant Certificate exchanged, the Warrant Agent, except as otherwise herein provided, shall, if required by the Corporation, charge the Warrantholder a reasonable amount for each new Warrant Certificate issued. Payment for any and all taxes or governmental or other charges required to be paid shall be made by the Warrantholder requesting such exchange, as a condition precedent thereto.

13.

Section 2.08 Registration and Transfer of Warrants:

(a)	Register: The Corporation will cause to be kept by the Warrant Agent at the principal office in Toronto, Ontario, of the Warrant Agent:

	(i)	a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them; and

	(ii)	a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(b)

Valid Transfers: No transfer of any Warrant will be valid unless entered on the appropriate register of transfers referred to in subsection 2.08(a) hereof, or on any branch registers maintained pursuant to subsection 2.08(g) hereof, upon surrender to the Warrant Agent of the Warrant Certificate representing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in a form satisfactory to the Warrant Agent, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the appropriate register of transfers by the Warrant Agent.

(c)

Register of Transfers: The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate representing such Warrant as required by subsection 2.08(b) hereof and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the appropriate register of holders referred to in subsection 2.08(a) hereof, or on any branch registers of holders maintained pursuant to subsection 2.08(g) hereof, as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(d)

Refusal of Registration: The Corporation will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.08(a) hereof, or on any branch registers maintained pursuant to subsection 2.08(g) hereof, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. In particular, none of the Warrants and none of the Common Shares issuable on the exercise of the Warrants has been registered under the U.S. Securities Act or any state securities laws and such securities may not be offered or sold to a U.S. Person, a Person in the United States or for the account or benefit of a U.S. Person or a Person in the United States, except pursuant to an effective registration statement under the U.S. Securities Act or an exemption from the registration provisions of the U.S. Securities Act and all applicable state securities laws. No duty shall rest with the Warrant Agent to determine compliance of the transferor or the transferee with applicable securities laws. Provided that the Warrant Certificate being transferred does not bear a restrictive legend, the Warrant Agent shall be entitled to assume that all transfers are legal and proper.

14.

(e)

No Notice of Trusts: Subject to applicable law, neither the Corporation nor the Warrant Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f)

Inspection: The registers referred to in subsection 2.08(a) hereof, and any branch registers maintained pursuant to subsection 2.08(g) hereof, will at all reasonable times be open for inspection by the Corporation and any Warrantholder. The Warrant Agent will from time to time when requested to do so in writing by the Corporation or any Warrantholder (upon payment of the reasonable charges of the Warrant Agent), furnish the Corporation or such Warrantholder with a list of the names and addresses of holders of Warrants (in the case of a Warrantholder of the same class as such Warrantholder) entered on such registers and showing the number of Warrants (in the case of a Warrantholder of the same class as such Warrantholder) held by each such holder thereof.

(g)

Location of Registers: The Corporation may at any time and from time to time change the place at which the registers referred to in subsection 2.08(a) hereof are kept, cause branch registers of holders or transfers to be kept at other places and close such branch registers or change the place at which such branch registers are kept, in each case subject to the approval of the Warrant Agent. Notice of all such changes or closures shall be given by the Corporation to the Warrant Agent and to holders of Warrants in accordance with article twelve hereof.

(h)

Beneficial Owners: Beneficial Owners who hold Warrants through CDS Participants may transfer their Warrants by providing instructions to the CDS Participant holding their Warrants in accordance with the policies and procedures of the CDS Participant.

(i)

Transfers of Legended Warrant Certificates: If the Warrant Certificate surrendered pursuant to subsection 2.08(b) hereof bears the legend set forth in subsection Section 2.01(c) hereof, the Warrant Agent shall transmit the transfer request to the Corporation and shall not permit the requested transfer unless the Corporation has confirmed to the Warrant Agent in writing that the Corporation has received a written opinion of counsel or other evidence reasonably satisfactory to the Corporation that the requested transfer complies with the U.S. Securities Act and any applicable state securities laws.

(j)

Reliance by Warrant Agent: The Warrant Agent shall have no obligation to ensure or verify compliance with any Applicable Legislation or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares or other securities issued upon the exercise of any Warrants. The Warrant Agent shall be entitled to process all preferred transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Legislation and regulatory requirements and the terms of the Indenture and the related Warrant Certificates in the absence of prima facie evidence to the contrary. The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is the actual address of such Warrantholder and is also determinative of the residency of such Warrantholder and that the address of any transferee to whom any Warrants or Common Shares or other securities issuable upon the exercise of any Warrants are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

15.

Section 2.09 Ownership of Warrants:

(a)

Owner: The Corporation and the Warrant Agent may deem and treat the person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes, and such person will for all purposes of this Indenture be and be deemed to be the absolute owner thereof, and the Corporation and the Warrant Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(b)

Rights of Registered Holder: The registered holder of any Warrant will be entitled to the rights evidenced thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly, and the issue and delivery to any such registered holder of the Common Shares issuable pursuant thereto will be a good discharge to the Corporation and the Warrant Agent therefor and neither the Corporation nor the Warrant Agent will be bound to inquire into the title of any such registered holder.

Section 2.10   Warrants to Rank Pari Passu:

All Warrants shall rank pari passu, whatever may be the actual date of issue of any Warrants.

ARTICLE THREE
DISTRIBUTION OF WARRANT CERTIFICATES

Section 3.01   Warrant Certificates:

Warrant Certificates, issuable only in registered form, will be issued and mailed or delivered to the holders of Warrants upon the exchange thereof in accordance with the terms thereof.

ARTICLE FOUR
EXERCISE OF WARRANTS

Section 4.01   Method of Exercise of Warrants:

(a)

Exercise: Subject to subsection 4.01(b) hereof, the holder of any Warrant may exercise the right thereby conferred on such holder to subscribe for and purchase Common Shares by surrendering prior to the Time of Expiry, to the Warrant Agent at the place specified in subsection 4.01(d) hereof or any other place or places that may be designated by the Corporation with the approval of the Warrant Agent:

	(i)	the Warrant Certificate, with a properly completed and executed subscription form in substantially the form contained on the Warrant Certificate; and

(ii)

a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation at par in the city where such Warrant Certificate is surrendered for exercise, in an amount equal to the product obtained by multiplying the Exercise Price by the number of Common Shares subscribed for pursuant to such Warrant Certificate.

A Warrant Certificate with the duly completed and executed subscription form referred to in paragraph 4.01(a)(i) above, together with the certified cheque, bank draft or money

16.

order referred to in paragraph 4.01(a)(ii) above, shall be deemed to be surrendered only upon delivery thereof or, if sent by mail or other means of transmission, upon receipt thereof, in each case at the office of the Warrant Agent provided for in subsection 4.01(d) hereof or any such other place designated by the Corporation with the approval of the Warrant Agent.

(b)

Prohibition on Exercise by U.S. Persons: The Common Shares to be issued upon the exercise of the Warrants have not been registered under the U.S. Securities Act or any state securities laws, and Warrants may not be exercised by any U.S. Person, by any Person in the United States or by any other Person for the account or benefit of a U.S. Person or a Person in the United States other than pursuant to an effective registration statement under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws. Accordingly, neither the Corporation nor the Warrant Agent shall be obligated to or will accept subscriptions for Common Shares pursuant to the exercise of Warrants unless:

	(i)	the Warrantholder completes Box A in the subscription form (FORM 1) attached to the Warrant Certificate confirming, among other things, that the Warrantholder is not a U.S. Person; or

	(ii)	the Warrantholder is an Original U.S. Purchaser and completes Box B in the subscription form (FORM 1) attached to the Warrant Certificate; or

(iii)

the Warrantholder completes Box C in the subscription form (FORM 1) attached to the Warrant Certificate and the Corporation has confirmed to the Warrant Agent in writing that the written opinion of counsel delivered by the Warrantholder thereunder is reasonably satisfactory to the Corporation.

Any certificate representing Common Shares issued upon the exercise of Warrants pursuant to Box B or Box C in the subscription form (FORM 1) attached to the Warrant Certificate shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER OR ANOTHER AVAILABLE EXEMPTION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD

17.

DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

provided, that if any Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S and in compliance with any applicable Canadian local laws and regulations, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of such sale, any such legend may be removed by providing a declaration to Computershare Trust Company of Canada, the registrar and transfer agent for the Common Shares to the following effect (or as the Corporation may otherwise prescribe from time to time), together with such additional documentation as the Corporation or registrar and transfer agent may reasonably request, which may include a written opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation and the registrar and transfer agent, and the Corporation hereby covenants and agrees to use its commercially reasonable efforts to cause the registrar and transfer agent for the Common Shares issued on the exercise of the Warrants to deliver certificates representing such Common Shares issued on exercise of the Warrant bearing no such legend within three Business Days of the date of delivery by the Company to the registrar and transfer agent of the approval to remove such legend.

(c)

Subscription Form Completion: Any subscription form referred to in subsection 4.01(a) hereof shall be signed by the Warrantholder, or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Warrant Agent, acting reasonably, and shall specify (i) the number of Common Shares which the holder desires to subscribe for and purchase, such number being not more than the number which the holder is entitled to subscribe for and purchase pursuant to the Warrant Certificate surrendered, (ii) the person or persons in whose name or names such Common Shares or Warrants are to be issued, (iii) the address or addresses of such person or persons, or the office of the Warrant Agent at which the Warrant Certificate was surrendered and where the certificates representing such Common Shares are to be sent, and (iv) the number of Common Shares to be issued to each such person if more than one is so specified. If any of the Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the signatures set out in the subscription form shall be guaranteed by a Schedule 1 Canadian chartered bank or by medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Warrant Agent all applicable transfer or similar taxes, if any, and, the Corporation and the Warrant Agent shall not be required to issue or deliver certificates representing Common Shares unless or until such Warrantholder shall have paid to the Warrant Agent the amount of such tax, if any, or shall have established to the satisfaction of the Warrant Agent that such tax has been paid or that no tax is due.

(d)

Places for Exercise: The Corporation has designated the Warrant Agent, at its principal office in the City of Toronto, Ontario, as the place at which the Warrants may be exercised. The Corporation will give notice to the Warrantholders pursuant to article twelve hereof of the location of any other place appointed by the Corporation and approved by the Warrant Agent and of the change in the location of any new or existing place where Warrants may be exercised.

(e)	Accounting to Corporation: The Warrant Agent shall as soon as practicable account to the Corporation with respect to Warrants exercised. All such monies, and any securities

18.

or other instruments, from time to time received by the Warrant Agent shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent in trust for, the Corporation. Within three Business Days of receipt thereof the Warrant Agent shall forward to the Corporation (or to an account or accounts of the Corporation with a bank or trust company designated in writing by the Corporation for that purpose) all monies received through the exercise of Warrants pursuant to this article four. In the event that any of the funds provided to the Warrant Agent hereunder are received by it in the form of an uncertified cheque or bank draft, the Warrant Agent shall be entitled to delay the time for release of such funds and the related Common Shares until such uncertified cheque or bank draft has cleared the financial institution upon which the same is drawn. The forwarding of a cheque or the sending of funds by wire transfer by the Warrant Agent to the Company will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonable satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

(f)

Record of Exercise: The Warrant Agent shall record the particulars of the Warrants exercised for Common Shares which particulars shall include the names and addresses of the persons who become holders of Common Shares, if any, on exercise, the number of Common Shares issued, the Exercise Date and the Exercise Price. Within three Business Days of each Exercise Date, the Warrant Agent shall provide such particulars in writing to the Corporation.

(g)

Beneficial Holders: A Beneficial Owner who desires to exercise his or her Warrants must do so by causing a CDS Participant to provide to the Depository (at its office in the City of Toronto), on behalf of the Beneficial Owner, a written notice of the Beneficial Owner's intention to exercise Warrants (the "Exercise Notice") or other evidence satisfactory to the Warrant Agent or the Corporation. Any expense associated with the preparation and delivery of Exercise Notices will be for the account of the Beneficial Owner exercising the redemption privilege.

(i)

Warrantholders will be able to deposit their request to exercise Warrants from the Closing Date up to the Time of Expiry, provided that the Warrantholders provide a notice to the Warrant Agent and the Corporation that they intend to exercise their Warrants at least five (5) hours prior to the Time of Expiry.

(ii)

The Exercise Price shall be paid in Canadian funds by certified cheque, bank draft or money order drawn to the order of a CDS Participant, by direct debit from the subscriber's brokerage account, or by electronic funds transfer or other similar payment mechanism. All payments must be forwarded to the appropriate office of the CDS Participant. The entire Exercise Price for the Common Shares must be paid at the time of subscription and must be received by the Warrant Agent prior to the Time of Expiry.

(iii)

By causing a CDS Participant to deliver to the Depository an Exercise Notice, a Beneficial Owner shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of the

19.

underlying Common Shares in connection with the obligations arising from such exercise.

An Exercise Notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a CDS Participant to exercise or to give effect to the settlement thereof in accordance with the Beneficial Owner's instructions will not give rise to any obligations or liability on the part of the Corporation to the CDS Participant or the Beneficial Owner.

Section 4.02 Effect of Exercise of Warrants:

(a)

Effect of Exercise: Upon compliance by the holder of any Warrant Certificate with the provisions of Section 4.01 hereof, but subject to the provisions of subsection 4.03(b) hereof, the number of Common Shares subscribed for and purchased shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date thereof unless the transfer books of the Corporation shall be closed on such date, in which case the Common Shares subscribed for and purchased shall be deemed to have been issued, and such person or persons shall be deemed to have become the holder or holders of record of such Common Shares on the date on which such transfer books are reopened but such Common Shares shall be issued at the Exercise Price in effect on the Exercise Date.

(b)

Issue of Share Certificates: As soon as practicable, and in any event no later than the third Business Day on which the transfer books of the Corporation have been opened after the exercise of a Warrant as aforesaid, the Corporation shall forthwith (i) cause to be mailed to the person or persons in whose name or names the Common Shares so subscribed for and purchased are to be issued, as specified in the subscription completed on the Warrant Certificate, at the address specified in such subscription form, or (ii) if specified in such subscription form, cause to be delivered to such person or persons at the office of the Warrant Agent where such Warrant Certificate was surrendered, a certificate or certificates representing the appropriate number of Common Shares to which the Warrantholder is entitled and elected to subscribe for and purchase pursuant to the Warrant Certificate surrendered to the Warrant Agent.

Section 4.03 Subscription for Less than Entitlement:

(a)

Exercise for Less Than Maximum: The holder of any Warrant Certificate may subscribe for and purchase a number of Common Shares less than the maximum number which the holder is entitled to subscribe for and purchase pursuant to the surrendered Warrant Certificate, provided that in no event shall fractional Common Shares be issued in connection with the exercise of Warrants. In such event, the holder thereof upon exercise thereof shall, in addition, be entitled to receive a new Warrant Certificate complying with Section 2.02 hereof in respect of the balance of the Common Shares which such holder was entitled to subscribe for and purchase and which were not then subscribed for and purchased.

(b)

No Fractional Common Shares: Notwithstanding any adjustment provided for in article five hereof or otherwise, the Corporation shall not be required upon the exercise of a Warrant to issue fractions of Common Shares or to distribute certificates which evidence

20.

fractional Common Shares. If the number of Common Shares to which a Warrantholder would otherwise be entitled upon the exercise of a Warrant is not a whole number then, subject to Section 4.04 hereof, the number of Common Shares to be issued shall be rounded down to the next whole number and the holder of such Warrant Certificate shall not be entitled to any compensation in respect of any fractional Common Share.

Section 4.04 Warrant Certificates for Fractions of Common Shares:

To the extent that the holder of a Warrant Certificate is entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, such right may only be exercised in respect of such fraction in combination with another Warrant Certificate which in the aggregate entitles the Warrantholder to receive a whole number of Common Shares.

Section 4.05 Expiration of Warrants:

After the Time of Expiry all rights under any Warrant in respect of which the right of subscription and purchase therein and herein provided shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void, of no force or effect and of no value whatsoever.

ARTICLE FIVE
ADJUSTMENTS

Section 5.01Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise:

The Exercise Price and the number of Common Shares purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided in the following subsections:

(a)	Stock Dividend; Distribution of Common Shares; Subdivision; Consolidation: If at any time prior to the Expiry Date, the Corporation shall:

(i)

fix a record date for the issue of, or issue, Common Shares or securities exchangeable for or convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or otherwise, other than as a Dividend Paid In The Ordinary Course;

(ii)

fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares, other than as a Dividend Paid In The Ordinary Course;

	(iii)	subdivide, redivide or change the outstanding Common Shares into a greater number of Common Shares; or

	(iv)	consolidate, reduce or combine the outstanding Common Shares into a lesser number of Common Shares,

(any of such events in paragraphs 5.01(a)(i), (ii), (iii) and (iv) above being herein called a "Common Share Reorganization"), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of

21.

the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

A.	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

B.

the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such date).

To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 5.01(a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right. Any Warrantholder who has not exercised his right to subscribe for and purchase Common Shares on or prior to the record date of such stock dividend or distribution or the effective date of such subdivision or consolidation, as the case may be, upon the exercise of such right thereafter shall be entitled to receive and shall accept in lieu of the number of Common Shares then subscribed for and purchased by such Warrantholder, at the Exercise Price determined in accordance with this subsection 5.01(a) the aggregate number of Common Shares that such Warrantholder would have been entitled to receive as a result of such Common Share Reorganization, if, on such record date or effective date, as the case may be, such Warrantholder had been the holder of record of the number of Common Shares so subscribed for and purchased.

(b)

Issue of Rights, Options or Warrants: If at any time prior to the Expiry Date, the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than forty- five days after the record date for such issue (such period being the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) at the date of issue of such securities of less than 95% of the Current Market Price of the Common Shares on such record date (any of such events being called a "Rights Offering"), the Exercise Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i)	the numerator of which shall be the aggregate of

A.	the number of Common Shares outstanding on the record date for the Rights Offering, and

22.

B.	the quotient determined by dividing

I.

either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

II.	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)

the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

(c)

Special Distributions: If at any time prior to the Expiry Date, the Corporation shall fix a record date for the payment, issue or distribution to the holders of all or substantially all of the outstanding Common Shares of:

	(i)	shares of the Corporation or any other corporation of any class other than Common Shares;

(ii)

rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than forty-five days after the record date for such issue, to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share) at the date of issue of such securities to the holder of at least 95% of the Current Market Price of the Common Shares on such record date);

	(iii)	evidences of indebtedness of the Corporation; or

	(iv)	cash or any property or assets of the Corporation;

(v)

and if such issue or distribution does not constitute a Dividend Paid In The Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

A.	the numerator of which shall be the difference between

23.

I.	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

II.

the fair market value, as determined in good faith by the Directors (whose determination shall be conclusive, subject to the prior written consent, if required, of any stock exchange on which the Common Shares are then listed), of such dividend, cash, securities, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

B.	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 5.01(c) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this subsection 5.01(c), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(d)	Reclassification of Common Shares; Consolidation; Amalgamation; Merger: If at any time prior to the Expiry Date there shall occur:

(i)

a reclassification or redesignation of the Common Shares, a change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(ii)

a consolidation, arrangement, amalgamation, merger or other form of business combination of the Corporation with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities;

(iii)	the transfer, sale or conveyance of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity;

(any of such events being called a "Capital Reorganization"), after the effective date of the Capital Reorganization the Warrantholder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Warrantholder was theretofor entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Warrantholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares which the Warrantholder was theretofor entitled to purchase or receive upon the

24.

exercise of the Warrants. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Indenture with respect to the rights and interests thereafter of the Warrantholder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants. Any such adjustments shall be made by and set forth in an indenture supplemental hereto approved by action by the Directors and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(e)

If at any time after the Effective Date but prior to the Expiry Date any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of subsections 5.01(a), 5.01(b) or 5.01(c) of this Indenture, then the number of Common Shares purchasable upon the subsequent exercise of Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

Section 5.02	Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise:

For the purposes of Section 5.01 hereof the following subsections shall apply:

(a)

Successive Adjustments: Any adjustment made pursuant to Section 5.01 hereof shall be cumulative and made successively whenever an event referred to therein shall occur, subject to the following subsections of this Section 5.02.

(b)

Minimum Adjustments: No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the Exercise Price and no adjustment shall be made in the number of Common Shares purchasable upon exercise of a Warrant unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this subsection 5.02(b), would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment, and provided further that in no event shall the Corporation be obligated to issue fractional Common Shares upon exercise of Warrants.

(c)

Mutatis Mutandis Adjustment: Subject to the prior written consent of the Toronto Stock Exchange, no adjustment in the Exercise Price or in the number or kind of securities purchasable upon exercise of a Warrant shall be made in respect of any event described in Section 5.01 hereof if Warrantholders are entitled to participate in such event on the same terms mutatis mutandis as if Warrantholders had exercised their Warrants prior to or on the effective date or record date, as the case may be, of such event.

(d)

No Adjustment for Certain Events: No adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of Warrants shall be made pursuant to Section 5.01 hereof in respect of the issue from time to time of Common Shares pursuant to this Indenture or pursuant to any stock option, stock purchase or stock bonus plan in effect from time to time for directors, officers or employees of the Corporation and/or any Subsidiary and any such issue, and any grant of options in connection therewith, shall

25.

be deemed not to be a Common Share Reorganization, a Rights Offering nor any other event described in Section 5.01 hereof.

(e)

Other Actions: If at any time prior to the Expiry Date the Corporation shall take any action affecting the Common Shares, other than an action described in Section 5.01 hereof, which in the opinion of the Directors, acting reasonably and in good faith, would have a material adverse effect upon the rights of Warrantholders, either or both the Exercise Price and the number of Common Shares purchasable upon exercise of Warrants shall be adjusted in such manner and at such time by action by the Directors, in their sole discretion, but subject to the prior written consent of the Toronto Stock Exchange, as may be equitable in the circumstances. Failure of the taking of action by the Directors so as to provide for an adjustment prior to the effective date of any action by the Corporation affecting the Common Shares shall be deemed to be conclusive evidence that the Directors have determined that it is equitable to make no adjustment in the circumstances.

(f)

Abandonment of Event: If the Corporation shall set a record date to determine the holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such Shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of any Warrant shall be required by reason of the setting of such record date.

(g)

Deemed Record Date: In the absence of a resolution of the Directors fixing a record date for a Common Share Reorganization, a Rights Offering or a Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the earlier of the date on which holders of record of Common Shares are determined for the purpose of participating in the Common Share Reorganization, Rights Offering or Special Distribution and the date on which the Common Share Reorganization, Rights Offering or Special Distribution becomes effective.

(h)

Disputes: If a dispute shall at any time arise with respect to adjustments of the Exercise Price or the number of Common Shares purchasable upon exercise of Warrants, such disputes shall be conclusively determined by the Corporation's Auditors or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the Directors and acceptable to the Warrant Agent and any such determination shall be conclusive evidence of the correctness of any adjustment made under Section 5.01 hereof and shall be binding upon the Corporation, the Warrant Agent and the Warrantholders.

(i)

Corporate Affairs: As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to the Warrants, including the Exercise Price and the number or class of shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable all the shares or other securities which all holders of Warrants are entitled to receive in accordance with the provisions thereof.

26.

Section 5.03 Postponement of Subscription:

In any case in which this article five shall require that an adjustment shall be effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event:

(a)

issuing to the holder of any Warrant, to the extent that Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares or other securities issuable upon such exercise by reason of the adjustment required by such event; and

(b)	delivering to such holder any distribution declared with respect to such additional Common Shares or other securities after such exercise date and before such event;

provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing the right of such holder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable on the exercise of any Warrant and to such distributions declared with respect to any additional Common Shares issuable on the exercise of any Warrant.

Section 5.04	Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise:

(a)

Notice of Effective or Record Date: At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require an adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exercise Price and the number of Common Shares which are purchasable upon the exercise thereof, the Corporation shall:

(i)

file with the Warrant Agent a Certificate of the Corporation specifying the particulars of such event to the extent then known including, if determinable, the required adjustment and the computation of such adjustment; and

	(ii)	give notice to the Warrantholders in the manner provided for in article twelve hereof of the particulars of such event to the extent then known including, if determinable, the required adjustment.

(b)

Adjustment Not Determinable: In case any adjustment for which a notice pursuant to subsection 5.04(a) hereof has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

	(i)	file with the Warrant Agent a computation of such adjustment; and

	(ii)	give notice to the Warrantholders in the manner provided for in article twelve hereof of the adjustment.

Where a notice pursuant to this subsection 5.04(b) has been given, the Warrant Agent shall be entitled to act and rely on any adjustment calculation of the Corporation or of the Corporation's Auditor.

(c)	Duty of Warrant Agent: Subject to subsection 11.02(a) hereof, the Warrant Agent shall not:

27.

(i)

at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment in the Exercise Price or number of Common Shares issuable upon the exercise of the Warrants, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making such adjustment;

(ii)

be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of any Warrant; or

(iii)

be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Warrants for the purpose of exercise, or to comply with any of the covenants contained in this Section 5.04.

ARTICLE SIX
PURCHASES BY THE CORPORATION

Section 6.01 Optional Purchases by the Corporation:

Subject to applicable law, the Corporation may from time to time purchase Warrants in the open market, by private agreement or otherwise. Any such purchase may be made in such manner, from such persons, at such prices and on such terms as the Corporation in its sole discretion may determine.

Section 6.02 Surrender of Warrant Certificates:

Warrant Certificates representing Warrants purchased pursuant to Section 6.01 hereof shall be surrendered to the Warrant Agent for cancellation and shall be accompanied by a direction of the Corporation to cancel the Warrants represented thereby.

ARTICLE SEVEN
COVENANTS OF THE CORPORATION

Section 7.01 General Covenants of the Corporation:

The Corporation covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding:

(a)

the Corporation will at all times maintain its corporate existence, will carry on and conduct its business in a proper, efficient and business like manner and in accordance with good business practice and cause to be kept proper books of account in accordance with generally accepted accounting practices;

(b)

the Corporation will cause certificates representing the Common Shares, if any, from time to time subscribed and paid for pursuant to the exercise of Warrants to be issued and delivered in accordance with the terms hereof;

(c)

all Common Shares which are issued upon exercise of the right to subscribe for and purchase provided for herein, upon payment of the Exercise Price herein provided for, shall be fully paid and non-assessable shares;

28.

(d)

the Corporation will reserve and keep available a sufficient number of Common Shares for the purpose of enabling the Corporation to satisfy its obligations to issue Common Shares upon the exercise of the Warrants, and all Warrants shall, when countersigned and registered as provided herein, be valid and enforceable against the Corporation;

(e)

the Corporation will give to the Warrantholders, in the manner provided in article twelve hereof, and to the Warrant Agent, notice of its intention to fix a record date, or effective date, as the case may be, for any event referred to in Section 5.01 hereof which may give rise to an adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of Warrants and, in each case, such notice shall specify the particulars of such event and the record date, or the effective date, for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given, and such notice shall be given in each case not less than ten days prior to the applicable record date or effective date, as the case may be;

(f)

the Corporation will not close its transfer books nor take any other action which might deprive a Warrantholder of the opportunity of exercising the right of purchase pursuant to the Warrants held by such person during the period of ten days after the giving of a notice required by this Section 7.01 or unduly restrict such opportunity;

(g)

the Corporation will, at all times, use commercially reasonable efforts to preserve and maintain its status as a "reporting issuer" or the equivalent thereof not in default under securities legislation of the Qualifying Jurisdictions;

(h)	the Corporation will use its commercially reasonable efforts to maintain a listing of the Common Shares on the TSX;

(i)

provided that there continues to be a sufficient number of Warrantholders to meet listing requirements on the TSX, the Corporation will use its commercially reasonable efforts to obtain and maintain the listing of the Warrants on the TSX;

(j)	upon the issue of the Warrants and the Common Shares to be issued upon the exercise of the Warrants, the Corporation will make any necessary filings and pay all requisite fees to the TSX;

(k)

if the Corporation is a party to any transaction in which the Corporation is not the continuing corporation, the Corporation shall use commercially reasonable efforts to obtain all consents which may be necessary or appropriate under Canadian law to enable the continuing corporation to give effect to the Warrants; and

(l)	generally, the Corporation will use commercially reasonable efforts to well and truly perform and carry out all of the acts or things to be done by the Corporation as provided in this Indenture.

Section 7.02 Warrant Agent's Remuneration and Expenses:

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and the Corporation will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation

29.

and the disbursements of its counsel and all other advisers not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Warrant Agent's own grossly negligent action, grossly negligent failure to act, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand.

Section 7.03 Notice of Issue:

The Corporation will give written notice of the issue of Common Shares pursuant to the exercise of any Warrants, in such detail as may be required, to each securities commission or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of Common Shares and the subsequent disposition of the Common Shares so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

Section 7.04 Performance of Covenants by Warrant Agent:

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders that it is so doing. All amounts so expended or advanced by the Warrant Agent shall be repayable upon request of the Warrant Agent as provided in Section 7.02 hereof. No such performance or advance by the Warrant Agent shall be deemed to relieve the Corporation of any default hereunder.

ARTICLE EIGHT
ENFORCEMENT

Section 8.01 Suits by Warrantholders:

All or any of the rights conferred upon the holder of any Warrant by the terms of such Warrant or the provisions of this Indenture may be enforced by the holder of such Warrant by appropriate legal proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholder.

Section 8.02 Immunity of Shareholders:

By the acceptance of the Warrant Certificate, Warrantholders and the Warrant Agent hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer, employee or agent of the Corporation for the issue of Common Shares pursuant to the exercise of any Warrant.

Section 8.03 Limitation of Liability:

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future officers, Directors or Shareholders or of any successor corporation or to any of the past, present or future officers, Directors, employees or agents of the Corporation or any successor corporation, but only the property of the Corporation or any successor corporation shall be bound in respect hereof.

30.

ARTICLE NINE
MEETINGS OF WARRANTHOLDERS

Section 9.01 Right to Convene Meetings:

The Warrant Agent may at any time and from time to time and shall on receipt of a Written Request of the Corporation or of a Warrantholders' Request and upon receiving sufficient funds and being indemnified to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request, as the case may be, against the costs which may be incurred by the Warrant Agent in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Agent failing within 15 days after receipt of such written request by the Corporation or of a Warrantholders' Request and of the required funds and indemnity as aforesaid to give notice to convene a meeting, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario, or at such other place as may be approved or determined by the Warrant Agent.

Section 9.02 Notice:

At least 21 days' notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided in article twelve hereof and a copy thereof shall be sent by prepaid mail to the Warrant Agent unless the meeting has been called by it and to the Corporation unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. It shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this article nine. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Corporation or the person or persons designated by the Warrantholders signing such Warrantholders' Request, as the case may be.

Section 9.03 Chairman:

An individual (who need not be a Warrantholder) nominated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, or if such person is unable or unwilling to act as chairman, the Warrantholders present in person or by proxy shall choose some individual to be chairman.

Section 9.04 Quorum:

Subject to the provisions of Section 9.12 hereof, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy holding at least 25% of the aggregate number of Warrants outstanding as of the date of the meeting, provided that at least two persons entitled to vote thereat (including proxyholders) are personally present. If a quorum of the Warrantholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next following week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally called notwithstanding that they may not hold at least 25% of the aggregate number of Warrants then outstanding.

31.

Section 9.05 Power to Adjourn:

Subject to the provisions of Section 9.04 hereof, the chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 9.06 Show of Hands:

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of such fact. Any Warrantholder present in person or by proxy can demand a poll at any meeting in accordance with the provisions of Section 9.07 hereof.

Section 9.07 Poll:

On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands in respect of such question if requested by the chairman or by one of or more of the Warrantholders acting in person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than Extraordinary Resolutions shall be decided by a majority of the votes cast on the poll.

Section 9.08 Voting:

On a show of hands every person who is present and entitled to vote, whether as a Warrantholder or as a proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy appointed by instrument in writing shall be entitled to one vote in respect of each one Warrant held by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled both on a show of hands and on a poll to vote in respect of the Warrants, if any, held or represented by him.

Section 9.09 Regulations:

The Warrant Agent or the Corporation with the approval of the Warrant Agent may from time to time make regulations and from time to time vary such regulations as it shall from time to time think fit:

(a)

for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholder calling the meeting, as the case may be, may direct in the notice calling the meeting;

(b)

for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled or telecopied before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

32.

(c)	for the form of the instrument appointing a proxy, the manner in which it may be executed and verification of the authority of a person who executes it on behalf of a Warrantholder; and

(d)	generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrant, or as entitled to vote or be present at the meeting in respect thereof, shall be registered holders of Warrant or proxies thereof.

Section 9.10 Corporation and Warrant Agent may be Represented:

The Corporation and the Warrant Agent, by their respective employees, officers or directors, and the legal advisers of the Corporation and the Warrant Agent, may attend any meeting of the Warrantholders, but shall have no vote as such.

Section 9.11 Powers Exercisable by Extraordinary Resolution:

In addition to all other powers conferred upon them by any other provision of this Indenture or by law, the Warrantholders at a meeting shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a)

power to consent and agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or, with the reasonable consent of the Warrant Agent, of the Warrant Agent (in its capacity as warrant agent hereunder or on behalf of the Warrantholders) with the Corporation, whether such rights arise under this Indenture or the Warrant Certificates or otherwise;

(b)

subject to arrangements as to financing and indemnity satisfactory to the Warrant Agent, power to direct or authorize the Warrant Agent (i) to enforce any of the covenants of the Corporation contained in this Indenture or the Warrant Certificates, (ii) to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution, or (iii) to refrain from enforcing any such covenant or right;

(c)

power to waive and direct the Warrant Agent to waive any default on the part of the Corporation in complying with any provision of this Indenture or the Warrant Certificates, either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(d)

power to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation (i) for the enforcement of any of the covenants of the Corporation contained in this Indenture or the Warrant Certificates, or (ii) to enforce any of the rights of the Warrantholders;

(e)

power to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

33.

(f)

power to appoint any persons (whether Warrantholders or not) as a committee to represent the interests of the Warrantholders and to confer upon such committee any powers or discretions which the Warrantholders could themselves exercise by Extraordinary Resolution or otherwise;

(g)	power from time to time and at any time to remove the Warrant Agent and to appoint a successor Warrant Agent;

(h)	power to amend, alter or repeal any Extraordinary Resolution previously passed;

(i)

power to assent to any change in or omission from the provisions contained in the Warrant Certificates and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission; and

(j)

power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

Section 9.12 Extraordinary Resolution:

(a)

Extraordinary Resolution: If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders holding 25% of the aggregate number of Warrants outstanding as of the date of such meeting are not present in person or by proxy within 30 minutes from the time fixed for holding the meeting, then the meeting, if called by Warrantholders or on a Warrantholders' Request, shall be dissolved, but in any other case it shall stand adjourned to such day, being not less than five Business Days or more than 21 Business Days later, and to such place and time as may be determined by the chairman. Not less than three Business Days' notice to Warrantholders shall be given of the time and place of such adjourned meeting in the manner provided in article twelve hereof. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum notwithstanding the provisions of this subsection 9.12(a) to the contrary and may transact the business for which the meeting was originally called and a motion proposed at such adjourned meeting and passed by the affirmative vote of Warrantholders holding not less than 66 2/3% of the aggregate number of Warrants represented at the adjourned meeting and voted on the motion shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Warrantholders holding 25% of the aggregate number of Warrants then outstanding are not present in person or by proxy at such adjourned meeting.

(b)	Poll to be Taken: Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section 9.13 Powers Cumulative:

It is hereby declared and agreed that any one or more of the powers in this Indenture, stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise, may be exercised from time

34.

to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers then or thereafter from time to time.

Section 9.14   Minutes:

Minutes of all resolutions and Extraordinary Resolutions and proceedings at every meeting of Warrantholders shall be made and entered in books to be from time to time provided for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions or Extraordinary Resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been called and held, and all resolutions passed thereat or proceedings taken, to have been passed and taken.

Section 9.15   Instruments in Writing:

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this article nine may also be taken and exercised by Warrantholders holding 662/3% of the aggregate number of the then outstanding Warrants, by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney appointed in writing and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

Section 9.16   Binding Effect of Resolutions:

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this article nine at a meeting of Warrantholders shall be binding upon all of the Warrantholders, whether present or absent at such meeting, and every instrument in writing signed by Warrantholders in accordance with the provisions of Section 9.15 hereof shall be binding upon all of the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

Section 9.17   Holdings by Corporation and Warrant Agent Disregarded:

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, resolution, Extraordinary Resolution, Warrantholders' Request, waiver or other action under this Indenture, Warrants owned by the Corporation or any Subsidiary of the Corporation and the Warrant Agent shall be deemed not to be outstanding and shall be disregarded. The Corporation shall provide the Warrant Agent with a certificate of the Corporation providing details of any Warrants held by the Corporation or by a Subsidiary of the Corporation upon the written request of the Warrant Agent.

ARTICLE TEN
SUPPLEMENTAL INDENTURES

Section 10.01 Provision for Supplemental Indentures for Certain Purposes:

From time to time the Corporation (when authorized by action by the Directors) and the Warrant Agent may, subject to the provisions of this Indenture and they shall, when so directed by the provisions of this

35.

Indenture, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent;

(b)	setting forth adjustments pursuant to the provisions of article five hereof;

(c)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not, in the opinion of the Warrant Agent relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(d)	giving effect to any resolution or Extraordinary Resolution passed as provided in article nine hereof;

(e)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(f)

adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, or making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(g)

modifying any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective in such manner as to impair any of the rights of the Warrantholders or of the Warrant Agent and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; or

(h)

any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent relying on the advice of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

Section 10.02 Successor Corporation:

In the case of a consolidation, amalgamation, arrangement, merger, separation or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety, the successor entity resulting from such consolidation, amalgamation, arrangement, merger, separation or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation, as the case may be. Without limiting the generality of the foregoing, the continuing entity resulting from such consolidation, amalgamation, arrangement, merger, separation or transfer shall be deemed to be a successor entity for purposes of this Indenture.

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ARTICLE ELEVEN
CONCERNING THE WARRANT AGENT

Section 11.01 Trust Indenture Legislation:

(a)

Mandatory Requirements: If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b)

Applicable Legislation: The Corporation and the Warrant Agent agree that each of them will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with, and be entitled to the benefits of, Applicable Legislation.

Section 11.02 Rights and Duties of Warrant Agent:

(a)

Degree of Skill: In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own grossly negligent action, its own grossly negligent failure to act or its own wilful misconduct or bad faith. The Warrant Agent shall not be liable for any error in judgement or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or in law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith, wilful misconduct or fraud under this Indenture..

(b)

Conditions for Action: Subject to subsection 11.02(a) hereof, the Warrant Agent shall not be bound to do any thing or take any act or action for the enforcement of any of the obligations of the Corporation under this Indenture unless and until the Warrant Agent shall have received a Warrantholders' Request setting out the action which the Warrant Agent is required to take, nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and, in the absence of any such notice, the Warrant Agent may for all purposes of this Indenture, conclusively assume that no default has been made in the observance or performance of any representations, warranties, covenants, agreements or conditions contained herein. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against the costs, charges, expenses and liabilities to be incurred thereby and any loss or damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid. The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgement, determines that such action might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation,

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regulation or guideline. Further, should the Warrant Agent, in its sole judgement, determine at any time that its acting under this Indenture has resulted in its being in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation provided that: (i) the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Warrant Agent's satisfaction within such 10 day period, then such resignation shall not be effective. In the event the Warrant Agent resigns pursuant to this Section, the Corporation shall appoint a replacement warrant agent in accordance with the provisions of Section 11.07 hereof.

(c)

Deposit of Warrant Certificates: The Warrant Agent may, before commencing or at any time during the continuance of any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

(d)

Supremacy of Applicable Legislation: Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation and of this article eleven.

Section 11.03 Evidence:

(a)

Entitlement to Rely on Evidence: Whenever it is provided in this Indenture that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof of the facts and opinions stated in all documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon. The Warrant Agent may rely and shall be protected in acting upon any such documents deposited with it in purported compliance with any such provision or for any other purpose hereof, but may, in its discretion, require further evidence before acting or relying thereon. The Warrant Agent may also rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(b)

Additional Evidence: In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(c)

Statutory Declarations: Whenever Applicable Legislation requires that evidence referred to in subsection 11.03(a) or (b) hereof be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the Chief Executive Officer, President, any Vice-President, the Chief Financial Officer, the Secretary, the Controller, any Assistant Secretary or any Assistant Treasurer of the Corporation.

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(d)

Proof of Execution: Proof of execution of an instrument in writing by any Warrantholder may be made by the certificate of a notary public, solicitor or commissioner for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder, together with a certified resolution authorizing the person who signs such instruments to sign such instrument.

Section 11.04 Experts and Advisers:

The Warrant Agent may employ or retain, at the expense of the Corporation, such counsel, accountants or other experts or advisers as it may reasonably require, said counsel, accountants, experts or advisers to be designated by the Warrant Agent (subject to approval by the Corporation, such approval not to be unreasonably withheld) for the purpose of determining and discharging its duties hereunder, may pay reasonable remuneration for all services performed by any of them without taxation of any costs of any counsel and shall not be responsible for any misconduct on the part of any of them. The Warrant Agent may act and shall be protected in acting in good faith on the opinion or advice of or information obtained from any counsel, accountant or other expert or adviser, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in relation to this Indenture. The Corporation shall pay or reimburse the Warrant Agent for any reasonable fees, expenses and disbursements of such counsel, accountants, experts or advisors.

Section 11.05 Warrant Agent not Required to give Security:

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the duties, obligations and powers of this Indenture or otherwise in respect of these premises.

Section 11.06 Protection of Warrant Agent:

(a)	Protection: By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

(i)

the Warrant Agent shall not be liable for, or by reason of, any statement of fact or recital in this Indenture or in the Warrant Certificates (except the representation contained in Section 11.08 hereof and in the countersignature of the Warrant Agent on the Warrant Certificates) or required to verify the same, but all such statements or recitals are, and shall be deemed to be made by, the Corporation;

	(ii)	the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(iii)

the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of Directors, officers, employees, agents or servants of the Corporation;

(iv)

the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in shares of the Corporation and in the Warrant Certificates and generally may contract and enter into financial transactions with the Corporation or any

39.

corporation related to the Corporation without being liable to account for any profit made thereby;

(v)

nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto, and

(vi)

notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(b)

Indemnity: In addition to and without limiting any protection of the Warrant Agent hereunder or otherwise by law, the Corporation agrees to indemnify the Warrant Agent and its officers, directors, employees and agents and save it harmless from all liabilities, suits, damages, costs, expenses (including legal fees and disbursements of whatever kind or nature) and actions which may be brought against or suffered by it arising out of or connected with performance by it of its duties hereunder except to the extent that such liabilities, suits, damages, costs and actions are attributable to the gross negligence or wilful misconduct of the Warrant Agent. Notwithstanding any other provision hereof, this indemnity shall survive any removal or resignation of the Warrant Agent, discharge of this Indenture and termination of any duties and obligations hereunder. None of the provisions contained in this Agreement shall require the Warrant Agent to expend or to risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its right or powers unless indemnified as aforesaid.

Section 11.07 Replacement of Warrant Agent, Successor by Merger:

(a)

Resignation: The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder, subject to this subsection 11.07(a), by giving to the Corporation not less than 60 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders, by Extraordinary Resolution, shall have power at any time to remove the Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant agent unless such Extraordinary Resolution has appointed a new warrant agent; failing such appointment by the Corporation, the retiring Warrant Agent, at the expense of the Corporation, or any Warrantholder may apply to a judge of the Ontario Superior Court of Justice, on such notice as such judge may direct for the appointment of a new warrant agent; provided that any new warrant agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under this subsection 11.07(a) shall be a corporation authorized to carry on the business of a trust company or transfer agent in the Province of Ontario and, if required by Applicable Legislation of any other province in Canada, in such other

40.

provinces. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new warrant agent, provided that, following any resignation or removal of the Warrant Agent and appointment of a successor warrant agent, the successor warrant agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent shall execute and deliver to the successor warrant agent an appropriate instrument transferring to such successor warrant agent all rights and powers of the Warrant Agent hereunder so ceasing to act.

(b)	Notice of Successor: Upon the appointment of a successor warrant agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in article twelve hereof.

(c)

No Further Act for Merger: Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom, or any corporation succeeding to the trust or transfer agency business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor warrant agent under subsection 11.07(a) hereof.

(d)

Certification: Any Warrant Certificate countersigned but not delivered by a predecessor Warrant Agent may be delivered by the successor warrant agent in the name of the predecessor or successor warrant agent.

Section 11.08 Conflict of Interest:

(a)

Representation: The Warrant Agent represents to the Corporation that at the time of the execution and delivery hereof no material conflict of interest exists in the Warrant Agent's role as a warrant agent hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties hereunder to a successor warrant agent approved by the Corporation and meeting the requirements set forth in subsection 11.07(a) hereof.

(b)

Dealing in Securities: Subject to subsection 11.08(a) hereof, the Warrant Agent or a successor warrant agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Subsidiary of the Corporation without being liable to account for any profit made thereby.

41.

Section 11.09 Acceptance of Duties:

The Warrant Agent hereby accepts the duties in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions hereinbefore set forth unless and until discharged therefrom.

Section 11.10 Actions by Warrant Agent to Protect Interest:

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interest and the interests of the Warrantholders.

Section 11.11 Documents, Moneys, etc. Held by Warrant Agent:

Any securities, documents of title or other instruments that may at any time be held by the Warrant Agent subject to the trusts hereof may be placed in the deposit vaults of the Warrant Agent or of any bank listed in Schedule I of the Bank Act (Canada), as amended, or deposited for safekeeping with any such bank. Unless herein otherwise expressly provided, any moneys so held pending the application or withdrawal thereof under any provisions of this Indenture, may be deposited in the name of the Warrant Agent in any such bank at the rate of interest, if any, then current on similar deposits or, with the consent of the Corporation, may be deposited in the deposit department of the Warrant Agent or any other loan or trust company or chartered bank authorized to accept deposits under the laws of Canada or a province thereof. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall belong to the Corporation.

Section 11.12 Warrant Agent Not to be Appointed Receiver:

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Section 11.13 Compliance with Privacy Code

The Corporation acknowledges that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	To provide the services required under this Indenture and other services that may be requested from time to time;

(b)	To help the Warrant Agent manage its servicing relationships with such individuals;

(c)	To meet the Warrant Agent's legal and regulatory requirements; and

(d)	If Social Insurance Numbers are collected by the Warrant Agent to perform tax reporting and to assist in verification of an individual's identity for security purposes.

The Corporation acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and generally in the manner and on the terms described in its Privacy Code, which the Warrant Agent shall make available on its website or upon request, including revisions thereto.

42.

Further, the Corporation agrees that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Section 11.14 Securities and Exchange Commission

The Corporation represents and warrants that it is filing with the U.S. Securities and Exchange Commission ("SEC") as a Foreign Private Issuer (as such term is defined in the Securities Exchange Act of 1934) and has delivered to the Warrant Agent an Officers' Certificate certifying such "reporting issuer" status and other information as the Warrant Agent has requested, including, but not limited to, the Central Index Key that has been assigned for filing purposes. Should the Corporation cease to file as a Foreign Private Issuer, the Corporation covenants to deliver to the Warrant Agent an Officers' Certificate (in a form provided by the Warrant Agent) certifying a change in "reporting issuer" status and such other information as the Warrant Agent may require at such given time. The Corporation understands that the Warrant Agent is relying upon the foregoing representation, warranty and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

ARTICLE TWELVE
NOTICE TO WARRANTHOLDERS

Section 12.01 Notice:

(a)

Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Warrantholders or delivered (or so mailed to certain Warrantholders and so delivered to the other Warrantholders) at their respective addresses appearing on the registers of holders described in Section 2.08 hereof, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business Section in the national edition of The Globe and Mail newspaper.

(b)

Date of Notice: A notice so given by mail or so delivered will be deemed to have been given on the first Business Day after it has been mailed or on the day on which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the second day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental failure or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

ARTICLE THIRTEEN
GENERAL

43.

Section 13.01 Notice to the Corporation and the Warrant Agent:

(a)

Notices: Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or to the Warrant Agent shall be deemed to be validly given if delivered by prepaid courier, if transmitted by telecopier or other means of prepaid, transmitted, recorded communication or if sent by registered mail, postage prepaid:

	(i)	to the Corporation:

Brigus Gold Corp.
Suite 2001, 1969 Upper Water Street, Purdy's Wharf Tower II
Halifax, Nova Scotia B3J 3R7

Attention: Wade Dawe, Chief Executive Officer Telecopier: 416-643-3890

	(ii)	to the Warrant Agent:

Computershare Trust Company of Canada 2008 - 1969 Upper Water Street Halifax, NS B3J 3R7

Attention: Corporate Trust Department Telecopier: (902) 420-2764

and any such notice delivered or sent in accordance with the foregoing shall be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the second Business Day following the day of the mailing of the notice. The original of any document sent by facsimile transmission to the Warrant Agent shall be subsequently mailed to the Warrant Agent.

(b)

Change of Address: The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 13.01(a) hereof of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(c)

Postal Disruption: If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered by prepaid courier or transmitted by telecopier or other means of prepaid, transmitted, recorded communication, such notice to be deemed to have been received on the date of delivery or transmission.

Section 13.02 Time of the Essence:

Time shall be of the essence of this Indenture and the Warrant Certificates.

44.

Section 13.03 Counterparts:

The Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date hereof.

Section 13.04 Satisfaction and Discharge of Indenture:

Upon all Common Shares required to be issued in respect of Warrant Certificates delivered to the Warrant Agent prior to the Expiry Date having been issued, this Indenture shall cease to be of further force or effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Chief Executive Officer, President or any Vice-President of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.

Section 13.05 Provisions of Indenture and Warrant Certificate for the Sole Benefit of Parties and Warrantholders:

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders of the Warrant Certificates, as the case may be, any legal or equitable right, remedy or claim under this Indenture or the Warrant Certificates, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

Section 13.06 Stock Exchange Consents:

Any action provided for in this Indenture requiring the prior consent of any stock exchange upon which the Common Shares and Warrants may be listed shall not be completed until the requisite consent is obtained.

Section 13.07 Indenture to Prevail:

To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificate, the terms of this Indenture will prevail.

Section 13.08 Assignment:

This Warrant Indenture and the benefits and burdens hereunder shall not be assignable by the Corporation or the Warrant Agent without the prior written consent of the other party, which consent shall not be unreasonably withheld. Subject to the foregoing, this Warrant Indenture shall enure to the benefit of and be binding upon the Corporation and the Warrant Agent and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

Section 13.09 Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions

45.

or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

                          IN WITNESS WHEREOF the parties have executed this Indenture as of the day and year first above written.

BRIGUS GOLD CORP.
By:

____________________________________
(Signed) Wade Dawe
Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF
CANADA
By:

____________________________________
(Signed)

____________________________________
(Signed)

SCHEDULE A TO THE WARRANT

INDENTURE DATED AS OF OCTOBER 19, 2010 BETWEEN

BRIGUS GOLD CORP. AND COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF WARRANT CERTIFICATE

[Certificates representing Warrants issued to U.S. Persons, to Persons in the United States or to Persons for the account or benefit of a U.S. Person or a Person in the United States must bear the following legend.

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER OR ANOTHER AVAILABLE EXEMPTION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

EXERCISABLE ONLY PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE EXPIRY DATE, AFTER WHICH THIS WARRANT CERTIFICATE SHALL BE NULL AND VOID.

CUSIP# 109490136

NUMBER ____________	CERTIFICATE FOR <>
WARRANTS

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WARRANT

TO PURCHASE COMMON SHARES OF BRIGUS GOLD CORP.

                          THIS IS TO CERTIFY THAT, for value received, <> (the "holder") is entitled to subscribe for and to purchase subject to adjustment in certain events as set forth in the Warrant Indenture (as hereinafter defined), AT ANY TIME PRIOR TO 4:00 P.M., TORONTO TIME, ON THE EXPIRY DATE (as hereinafter defined) for each Warrant represented hereby one fully paid and non-assessable common share ("Common Share") of BRIGUS GOLD CORP. (the "Corporation") as constituted on the date hereof, on the basis of one Common Share for each one Warrant, at an exercise price of $2.19 (Canadian) per Common Share (the "Exercise Price"), by surrendering this Warrant Certificate to the Warrant Agent specified below with a subscription form (FORM 1) properly completed and executed, and a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of Brigus Gold Corp. (the "Corporation"), for the total purchase price of the Common Shares so subscribed for and purchased.

                          The expiry date of the Warrants is November 19, 2014 (the "Expiry Date").

                          The holder of this Warrant Certificate may subscribe for and purchase less than the number of Common Shares entitled to be subscribed for and purchased on surrender of this Warrant Certificate. If the subscription does not exhaust the Warrants represented by this Warrant Certificate, a Warrant Certificate representing the balance of the Warrants will be issued to the holder. No Warrant Certificate representing fractional Warrants will be issued and the holder hereof understands and agrees that such holder will not be entitled to any cash payment or other form of compensation in respect of a fractional Warrant. By acceptance hereof, the holder expressly waives any right to receive fractional Common Shares upon exercise hereof in full or in part and further waives the right to receive any cash or consideration in lieu thereof. If the number of Common Shares to which a Warrantholder would otherwise be entitled upon the exercise of this Warrant Certificate is not a whole number, then the number of Common Shares to be issued will be rounded down to the next whole number.

                          Computershare Trust Company of Canada (the "Warrant Agent") at its principal office in the City of Toronto, Ontario, has been appointed the warrant agent to receive subscriptions for Common Shares and payment of the Exercise Price from holders of Warrant Certificates. This Warrant Certificate, the subscription form (FORM 1), and a certified cheque, bank draft or money order shall be deemed to be surrendered to the Warrant Agent only upon personal delivery thereof or, if sent by post or other means of transmission, upon receipt thereof by the Warrant Agent at the office specified above. The Corporation may also provide for other places at which this Warrant Certificate may be surrendered for exchange or exercise. If mail is used for delivery of a Warrant Certificate, for the protection of the holder, registered mail should be used and sufficient time should be allowed to avoid the risk of late delivery.

                          Upon due exercise of the Warrants represented by this certificate and payment of the total Exercise Price, certificates representing Common Shares subscribed for and purchased will be mailed to the persons specified in the subscription form (FORM 1) at the respective addresses specified therein or, if so specified in the subscription form (FORM 1), delivered to such persons at the office of the Warrant Agent where the applicable Warrant Certificate was surrendered, as soon as reasonably practicable but in any event within three Business Days after the due surrender of such Warrant Certificate and payment as aforesaid, including any applicable taxes.

                          The Warrants represented hereby and the Common Shares to be issued on exercise hereof have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and the Warrants may not be exercised in the United States or by or for

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the account or benefit of a person in the United States or a U.S. Person without registration under the U.S. Securities Act and any applicable state securities laws or compliance with an available exemption therefrom. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

                          This Warrant Certificate may, upon compliance with the reasonable requirements and charges of the Warrant Agent, be divided by completing and executing FORM 2 and delivering the Warrant Certificate to the Warrant Agent.

                          The Warrants represented by this Warrant Certificate may only be transferred, upon compliance with the conditions prescribed in the Warrant Indenture, on the register of transfers to be kept at the principal office of the Warrant Agent in Toronto, Ontario, by the holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Warrant Agent and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly recorded on such register of transfers by the Warrant Agent. Notwithstanding the foregoing, the Corporation will be entitled, and may direct the Warrant Agent, to refuse to record any transfer of any Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction.

                          This Warrant Certificate represents Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of October 19, 2010, between the Corporation and the Warrant Agent, to which reference is hereby made for particulars of the rights of the holders of the Warrant Certificates, the Corporation and the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants represented hereby are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth in full, to all of which the holder of this Warrant Certificate by acceptance hereof assents, it being expressly understood that the provisions of the Warrant Indenture and this Warrant Certificate are for the sole benefit of the Corporation, the Warrant Agent and the Warrantholders. Words and terms in this Warrant Certificate with the initial letter or letters capitalized and not defined herein shall have the meanings ascribed to such capitalized words and terms in the Warrant Indenture. A copy of the Warrant Indenture will be available for inspection at the principal office of the Warrant Agent in Toronto, Ontario or may be obtained on request without charge from the Corporate Secretary of the Corporation, at Suite 2001, 1969 Upper Water Street, Purdy's Wharf Tower II, Halifax, Nova Scotia, B3J 3R7, 1-866-785-0456.

                          Nothing contained in this Warrant Certificate, the Warrant Indenture or otherwise shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or other shareholder of the Corporation or any other right or interest except as herein and in the Warrant Indenture expressly provided.

                          The Warrant Indenture provides for adjustments to the exercise price of the Warrants and to the number and kind of securities purchasable upon exercise of the Warrants upon the happening of certain stated events including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities exchangeable for or convertible into Common Shares or of other assets or property of the Corporation, certain offerings of rights, warrants or options and certain reorganizations.

                          The Warrant Indenture provides for the giving of notice by the Corporation prior to taking certain actions specified therein. The Corporation may from time to time purchase any of the

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Warrants by private contract or otherwise. Any such Warrants purchased by the Corporation shall be cancelled.

                          The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder, resolutions passed at meetings of such Warrantholders held in accordance with such provisions and instruments in writing signed by the Warrantholders entitled to acquire upon the exercise of the Warrants a specified percentage of the Common Shares.

                          This Warrant Certificate, the Warrants represented by this Warrant Certificate and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

                          This Warrant Certificate shall not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

                          IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its proper officers this ____ day of ___________, 200___.

BRIGUS GOLD CORP.
By:

____________________________________
Authorized Officer

____________________________________
Authorized Officer

                          This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Indenture.

                          Dated:

COMPUTERSHARE TRUST COMPANY OF
CANADA
By:

____________________________________
Authorized Officer

SUBSCRIPTION FORM
(FORM 1)

THE UNDERSIGNED HOLDER OF THE WITHIN WARRANTS HEREBY IRREVOCABLY SUBSCRIBES FOR ___________Common Shares of BRIGUS GOLD CORP. at Cdn$2.19 per Common Share and on the other terms and conditions set out in the Warrant Certificate and Warrant Indenture and encloses herewith a certified cheque, bank draft or money order in Canadian dollars payable to " BRIGUS GOLD CORP." in payment of the aggregate subscription price therefor.

The undersigned hereby irrevocably directs that the Common Shares be delivered, subject to the conditions set out in this certificate and the provisions of the Warrant Indenture, and that the said Common Shares be registered as follows:

Name(s) in Full and Social	Address(es) (include postal	Number of Common Shares
Insurance Number(s)	code)

TOTAL:

Please print full name in which certificate(s) are to be issued. If any of the Common Shares are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Warrant Agent all requisite taxes or other government charges, if any.

The undersigned certifies that (please check one of the following):

[ ]	A

The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) is not a "U.S. person", and is not exercising the Warrants on behalf of a "U.S. person" or a person in the United States; (iii) did not execute or deliver this exercise form in the United States; and (iv) has in all other aspects complied with the terms of Regulation S under the U.S. Securities Act.

[ ]	B

The undersigned holder (i) is an Original U.S. Purchaser (as such term is defined in the Warrant Indenture) that purchased the Warrants originally for its own account or for the account of a beneficial purchaser (an "Original Beneficial Purchaser"), (ii) is exercising the Warrants solely for its own account or for the account of such Original Beneficial Purchaser and not on behalf of any other Persons; and (iii) each of it and such Original Beneficial Purchaser, if any, was an institutional "accredited investor", that satisfied one or more of the criteria set forth in Rule 501(a) of Regulation D (an "Accredited Investor") under the U.S. Securities Act, on the date the Warrants were purchased from BRIGUS GOLD CORP. and is an Accredited Investor on the date hereof.

[ ]	C	The undersigned holder has delivered to BRIGUS GOLD CORP. a written opinion of United States legal counsel (which will not be sufficient unless it is from counsel of

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recognized standing and such opinion is in form and substance reasonably satisfactory to BRIGUS GOLD CORP.) to the effect that the Warrants and Common Shares to be delivered upon exercise hereof have been registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

"U.S. person" and "United States" have the meanings set forth in Regulation S under the U.S. Securities Act.

Note: Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box B or C above is checked.

Certificates representing Common Shares issued upon exercise of Warrants pursuant to Box B or Box C above shall bear the legend set forth in SubSection 4.01(b) of the Warrant Indenture.

             DATED this ____day of _______________________, 20___.

Signature of Warrantholder	Signature Guaranteed

Print Name and Address in full below:

Name

Address

(Include Postal Code)

The signature of the Warrantholder must be guaranteed by a Schedule I Canadian chartered bank of by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

[   ]       Please check box if certificates representing the Common Shares are to be delivered at the office of the Warrant Agent where this Warrant Certificate is surrendered, failing which the certificates will be mailed to the address set forth above.

TO DIVIDE OR COMBINE WARRANT CERTIFICATES

(FORM 2)

Fill in and sign this FORM 2 and surrender this Warrant Certificate to the Warrant Agent in ample time for new Warrant Certificates to be issued and used.

Deliver to the undersigned Warrantholder, at the address mentioned below, new certificates as follows:

Certificate(s)
for Warrants each

Certificate(s)
for Warrants each

Certificate(s)
for Warrants each

Dated this ____day of __________________________, 20___ .

Signature of Warrantholder

Print name and address in full below.

Name

Address

(Include Postal Code)

FORM OF TRANSFER

(FORM 3)

                    FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers the Warrants represented by this Warrant Certificate to:

Name of Transferee

Address

(Include Postal Code)

Social Insurance Number(s)

________of the Warrants registered in the name of the undersigned Transferor represented by the Warrant Certificate and hereby irrevocably constitutes and appoints___________________________________________
                                                                                                             (leave this space blank)

as the attorney of the undersigned with full power of substitution to transfer the Warrants on the appropriate register of the Warrant Agent.

                    DATED this ____day of ______________________, 20___ .

__________________________________________	__________________________________________
Signature Guaranteed	Signature of Transferor

__________________________________________
Name of Transferor

__________________________________________
Address of Transferor

CERTAIN REQUIREMENTS RELATING TO TRANSFERS

1.

The Warrant Indenture contains certain other requirements relating to the transfer of Warrants, including, among other things, a requirement in certain cases that a written opinion of U.S. counsel of recognized standing be delivered in connection with the transfer of Warrants bearing the legend set forth in subsection 2.01(d) of the Warrant Indenture, by a U.S. Person or a Person in the United States or a Person holding Warrants for the account or benefit of a U.S. Person or a Person in the United States, to a Person in the United States. These requirements are set forth in subsection 2.08(i) of the Warrant Indenture.

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The signature of the transferor must correspond in every particular with the surname and the first name(s) or initials shown on the face of this certificate and the endorsement must be signature guaranteed, in either case, by a Schedule I Canadian chartered bank or a member of a recognized securities transfer agents medallion program (STAMP). The stamp affixed thereon by the

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guarantor must bear the actual words "signature guarantee", or "signature medallion guaranteed" and otherwise be in accordance with industry standards.